FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December 2006

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____        No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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                                    CONTENTS



This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Announces That Its Chief Executive Officer Will Step Down, dated November 27, 2006.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          TTI Team Telecom International Ltd.



Date: December 4, 2006                    By:  /s/ Israel (Eli) Ofer
                                               ---------------------
                                               Israel (Eli) Ofer
                                               Chief Financial Officer


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                              EXHIBIT INDEX

Exhibit                        Description
Number                        of Exhibit


10.1 Press Release: TTI Telecom Announce That Its Chief Executive Officer Will Step Down, dated November 27, 2006.

                                  EXHIBIT 10.1

-------------------------------------------------------------
Corporate Contact:
-------------------------------------------------------------
           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom Ltd.
           T: +1.201.795.3883
           sanjay.hurry@tti-telecom.com
-------------------------------------------------------------

                         TTI TELECOM ANNOUNCES THAT ITS
                     CHIEF EXECUTIVE OFFICER WILL STEP DOWN

Petach Tikva, Israel - November 27, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a leading global provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers, today announced that Ruben Markus will step down from his position as CEO at the end of this month due to differences over the management of the Company. On an interim basis, the Board of Directors has appointed Meir Lipshes, Chairman of the Board of Directors and former CEO of TTI Telecom, to serve as acting Chief Executive Officer. Mr. Lipshes commented: "We would like to thank Ruben for his efforts during the last year and wish him success in his future endeavors."

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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